Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 5, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 9, dated August 3, 2012, Supplement No. 10, dated August 9, 2012, and Supplement No. 11, dated August 15, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 12 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering; and

•	our recent acquisition of Valley Farms Apartments, a residential property located in Louisville, Kentucky.

Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of August 31, 2012, we had received and accepted investors’ subscriptions for and issued 14,251,847 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $141,719,331. As of August 31, 2012, we had raised approximately $147,387,617 in gross offering proceeds in both our private and public offerings.
As of August 31, 2012, approximately 135,960,124 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Acquisition of Valley Farms Apartments
On August 30, 2012, or the closing date, we acquired a fee simple interest in a 160-unit multifamily residential community located in Louisville, Kentucky known as Valley Farms Apartments, or the Valley Farms property, through SIR Valley Farms, LLC, or SIR Valley Farms, a wholly-owned subsidiary of our operating partnership, from a third party seller. With the acquisition of the Valley Farms property, we have invested over $260 million in 16 properties in seven states representing 3,515 units and approximately 3,445,107 square feet of residential space and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased eight additional assets so far in 2012.
SIR Valley Farms acquired the Valley Farms property for an aggregate purchase price of $15,100,000, excluding closing costs. SIR Valley Farms financed the payment of the purchase price for the Valley Farms property with proceeds from our ongoing public offering. We intend to obtain mortgage financing on the Valley Farms property under normal and customary terms and conditions in the future.
An acquisition fee of approximately $300,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Valley Farms property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Valley Farms property as of the closing of the acquisition was 6.84%.
The Valley Farms property is a 160-unit residential community constructed in 2007. The Valley Farms property is comprised of ten two-story residential buildings and seven garage buildings on a 13.5-acre site. The apartments at the Valley Farms property consist of a mix of one, two, and three-bedroom units averaging 1,126 square feet per unit. Average in-place monthly rent at the Valley Farms property was approximately $869 as of July 12, 2012. Unit amenities at the Valley Farms property include well equipped kitchens with pantries, vaulted ceilings, washer and dryer connections, patios and/or balconies, walk-in closets and central air conditioning. Property amenities at the Valley Farms property include a resort style pool, fitness center, barbeque area and business center. Occupancy at the Valley Farms property was 97% as of July 12, 2012. We have engaged Steadfast Management Company, Inc., our affiliate, to serve as the property manager for the Valley Farms property.